                                                                                                       September 12, 2007

Ms. Sally Samuel, Esq.
Office of Insurance Products
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:  Post-effective amendments to certain Form N-4 and S-3 registration statements

Dear Ms. Samuel:

We recently filed acceleration requests for certain Form N-4 and S-3 registration statements.  In connection with those requests, you asked us to file this letter to make certain representations.  Thus, with respect to the following registration statements, we make the representations set forth below.

The Form N-4 registrations have these 33 Act filing numbers:  333-131035, 333-144657, 333-49230, 333-62238, and 333-52754.  The Form
S-3 registrations have these 33 Act filing numbers:  333-103473, 333-100713, 333-104036, 333-62246, and 333-61143.

We make the following representations with respect to each registration statement:

o        should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
o        the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing;
              and
o        the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your attention to these filings.

                                                              Sincerely,

                                                                /s/C. Christopher Sprague
                                                                C. Christopher Sprague